EXHIBIT 2.2

FIRST AMENDMENT TO
AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (this “Amendment”) is entered into effective as of November 19, 2010, by and among Justin Hartfield, an individual (“Hartfield”), and Keith Hoerling, an individual (“Hoerling” and, together with Hartfield, each a “WeedMaps Member” and collectively the “WeedMaps Members”), on the one hand, and General Cannabis, Inc.,  Nevada corporation (formerly known as LC Luxuries Limited, a Nevada corporation) (“General Cannabis”), and WeedMaps Media, Inc., a Nevada corporation (formerly known as LC Merger Corp., a Nevada corporation) (“WeedMaps Media”) and a wholly owned subsidiary of General Cannabis, on the other hand.  Each of the WeedMaps Members, General Cannabis, and WeedMaps Media shall be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties, along with WeedMaps, LLC (which has since been merged into WeedMaps Media), are parties to that certain Agreement and Plan or Reorganization and Merger dated November 19, 2010 (the “Original Agreement”);

WHEREAS, as a result of clarifying discussions between the Parties, the Parties desire and believe it is in their best interests to amend and restate Section 1.2.1 of the Original Agreement as set forth herein, effective as of the date of the Original Agreement, November 19, 2010.

NOW, THEREFORE, for good and adequate consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.           The introduction paragraph of Section 1.2, and the entirety of Section 1.2.1, of the Original Agreement is hereby amended and restated in its entirety as follows:

“1.2        Purchase Price.  In exchange for the Weedmaps Membership Interests, LCLX shall pay (i) Three Million Six Hundred Thousand Dollars ($3,600,000) in the form of promissory notes as set forth below, and (ii) Sixteen Million Four Hundred Thousand (16,400,000) shares of LCLX common stock, as set forth below (the “Purchase Price”), pro-rata to each of the Members in proportion to their shares of the Weedmaps Membership Interests, in the form and payable as follows:

1.2.1           Sixteen Million Four Hundred Thousand (16,400,000) shares of common stock of LCLX (the “LCLX Shares” or the “Stock Consideration”), to be issued in equal parts to the Members at the Closing so each Member will receive 8,200,000 shares.  At the Closing, LCLX and each of the Members will enter into a Lock-Up Agreement (the “Lock-Up Agreement”) whereby each Member will be entitled to sell twenty five percent (25%) of their portion of the Stock Consideration beginning on June 30, 2011, and the remainder on November 30, 2011;”

2.           Other than as set forth herein, the terms and conditions of the Original Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have duly executed this Amendment on February 11, 2011.

“General Cannabis”		“Weedmaps Media”

General Cannabis, Inc.,		Weedmaps Media, Inc.,
a Nevada corporation		a Nevada corporation

/s/ James Pakulis		/s/ James Pakulis
By:	James Pakulis	By:	James Pakulis
Its:	Chief Executive Officer	Its:	President

“WeedMaps Members”

/s/ Justin Hartfield
		By:	Justin Hartfield, an individual

/s/ Keith Hoerling
		By:	Keith Hoerling, an individual